UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A. Public Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

MINUTES OF 155th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON NOVEMBER 7th, 2023

1.	DATE, TIME AND VENUE: On November 7th, 2023, at 10:30 a.m. (São Paulo local time), held remotely, as provided for in Article 46, first Paragraph of the Internal Rules of the Board of Directors and Technical and Advisory Committees (“Rules”) of Telefônica Brasil S.A. (“Company”).

2.	CALL NOTICE AND ATTENDANCE: The call was made in accordance with the Company’s Rules. All members of the Company’s Audit and Control Committee (“Committee”) were present, namely: Mr. José Maria Del Rey Osorio, Chairman of the Committee; Mr. Juan Carlos Ros Brugueras, Counselor, and Mr. Alfredo Arahuetes García, Counselor. The General Secretary and Legal Officer of the Company, Mr. Breno Rodrigo Pacheco de Oliveria, also attended the meeting as Secretary.

3.            PRESIDING BOARD: José Maria Del Rey Osorio – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4.            AGENDA AND RESOLUTION: appreciation of a proposal to reduce the Company’s capital stock in the amount of R$1,500,000,000.00 (one billion and five hundred million reais), without the cancellation of shares issued by the Company (“Reduction”), as it was considered excessive according to Article 173 of Corporation Law, as amended (“Corporation Law”), and therefore the number of shares and the percentage of shareholders’ participation in the Company’s share capital will remain unchanged. Consequently, if the Reduction is approved at an Extraordinary General Meeting (“EGM”) and after the legal period of 60 (sixty) days for creditors’ opposition, as provided for in Article 174 of the Corporation Law, the Company’s capital stock will change from R$63,571,415,865.09 (sixty-three billion, five hundred and seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine cents) to R$62,071,415,865.09 (sixty-two billion, seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine cents), divided into 1,663,556,731 shares. Article 5, caput of the Company’s Bylaws should be amended at the EGM to reflect this change.

If approved at the EGM, once the Reduction becomes effective (i.e. after the expiration of the creditors’ opposition period without opposition or after payment or deposit in court of the value of their respective credits), the resources resulting from the reduction of capital stock will be paid in a single installment, until July 31st, 2024, on a date yet to be determined by the Company’s Management, to each shareholder individually and in proportion to their respective participation in the Company’s share capital, in accordance with the liquidation procedures established by B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the bookkeeper institution of the Company’s shares, as applicable.

TELEFÔNICA BRASIL S.A. Public Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

MINUTES OF 155th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON NOVEMBER 7th, 2023

It was made clear that the proposal for a Reduction in the capital stock was submitted to the Fiscal Council for its opinion and will also be submitted to the Company’s Board of Directors for deliberation.

Taking into consideration the clarifications provided during the meeting, the Committee members, having analyzed the terms of the operation, unanimously decided to recommend to the Board of Directors the approval of the presented Reduction, with the consequent amendment of the Company’s Bylaws, to be deliberated at the EGM, in accordance with the Corporation Law.

5.            CLOSING: There being no further business to be discussed, the Chairman of the Committee declared the meeting adjourned, and these minutes were drawn up.

São Paulo, November 7th, 2023.

_______________________________	_______________________________
José Maria Del Rey Osorio Chairman of the Audit and Control Committee	Alfredo Arahuetes García

_______________________________	____________________________________
Juan Carlos Ros Brugueras	Breno Rodrigo Pacheco de Oliveira Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 8, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director